1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 24, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments received on May 21, 2013 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Israel ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please confirm that the Fund does not expect to incur acquired fund fees and expenses.

Response 1.	We hereby confirm that the Fund does not expect to incur acquired fund fees and expenses.

Comment 2.	Please remove the “Fee Waivers and Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” line items and the related footnote (a) in the Fund Fees and Expenses table in each Fund’s prospectus or confirm that the expense limitation referred to in footnote (a) continues for a period of at least one year from the date of the prospectus and revise the footnote accordingly.

Response 2.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the footnote accordingly.

Comment 3.	Please confirm that the Adviser cannot recoup fees waived or expenses reimbursed.

Response 3.	The Adviser cannot recoup fees waived or expenses reimbursed.

Comment 4.	Please revise the “Principal Investment Strategies” section to identify the types of securities (e.g., equity or depositary receipts) included in the Index, adding related risk disclosure if necessary.

Response 4.	The disclosure has been revised accordingly.

Comment 5.	Please supplementally confirm to the Staff that all Index components will conform to the parameters of Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response 5.	Consistent with Rule 35d-1, for a company to be included in the Index, it must meet certain criteria on the basis of which companies are considered to be tied economically to Israel. Such criteria are disclosed in the Fund’s prospectus.

Comment 6.	Please include the disclosure required by Item 8 of Form N-1A regarding payments to broker/dealers and other financial intermediaries.

Response 6.	Because no such payments are made by the Adviser, this disclosure is omitted as permitted by Item 8.

Comment 7.	The Staff notes that the section “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” of the Fund’s prospectus refers to investments in “certain derivatives.” The Staff’s position is that such investments must support the Fund’s investment objective of tracking the Index. Please revise the disclosure to add after the reference to certain derivatives “which the Adviser believes will help the Fund track the Index.”

Response 7.	The disclosure has been revised accordingly.

Comment 8.	The Staff notes that the sentence that begins “The Fund will not invest in money market instruments as part of a temporary defensive strategy” in the section “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” of the Fund’s prospectus appears to conflict with the next sentence regarding in investments in other funds “to the extent permitted by the 1940 Act” to extent that money market instruments may be read to include money market funds. Please reconcile the statements if money market fund investments are in fact contemplated.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	With respect to the section “Additional Information About the Fund’s Investment Strategies and Risks—Borrowing Money” of the prospectus, please supplementally confirm that the Fund does not currently anticipate that it will borrow money for investment purposes during its first year of operations. If the Fund does anticipate that it will borrow money for investment purposes during its first year of operations, please revise the summary sections, including the fee table, to disclose the costs and risks of such borrowings.

Response 9.	We hereby confirm that the Fund does not currently anticipate that it will borrow money for investment purposes during its first year of operations.

Comment 10.	Please include a summary of the disclosure from the statutory version of the “Special Risk Considerations of Investing in Israeli Issuers” risk factor regarding periodic acts of terrorism in the summary version of that risk factor.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please revise the “Additional Risks—Risks of Investing in Derivatives” to specifically discuss the types of derivative investments that are contemplated.

Response 11.	We respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate as the Fund does not currently contemplate investments in specific derivatives but may do so to a limited extent in the future.

Comment 12.	Please supplementally confirm to the Staff that there is no affiliation between the Adviser and the Index Provider.

Response 12.	We hereby confirm that there is no affiliation between the Adviser and the Index Provider.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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